SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)

     MACKENZIE PATTERSON , INC.; MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Howard Kaplan                                   Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                       Derenthal & Dannhauser
1640 School Street                              One Post Street, Suite 575
Moraga, California  94556                       San Francisco, California  94104
(925) 631-9100                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

          Transaction                                     Amount of
          Valuation*                                      Filing Fee

          $262,500                                          $52.50

* For purposes of calculating the filing fee only. Assumes the purchase of 2,500 Units at a purchase price equal to $105 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:




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[ ]      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 7, LLC; MP VALUE FUND 4, LLC; MP DEWAAY FUND, LLC; and PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P. (collectively the "Purchasers") to purchase up to 2,500 Units of limited partnership interest (the "Units") in FJS PROPERTIES FUND I, L.P., a Delaware limited partnership (the "Issuer"), the subject company, at a purchase price equal to $105 per Unit, less the amount of any distributions declared or made with respect to the Units between October 30, 2001 (the "Offer Date") and December 7, 2001 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. Tender of Units will include the tender of any and all securities into which the Units may be converted or exchanged, and any securities distributed with respect to the Units, by way of dividend or otherwise, from and after the Offer Date. MacKenzie Patterson, Inc. is named as an offeror herein because it is deemed to control certain of the Purchasers, but it is not otherwise participating in the offer described in this schedule. Due to its control relationship it may be deemed a beneficial owner of securities owned by these Purchasers. Nevertheless, only the Purchasers intend to acquire Units pursuant to this offer and MacKenzie Patterson is neither offering hereby, nor intends to acquire, any Units.

         The Issuer had approximately 674 holders of record owning an aggregate of 16,788 Units, as of March 15, 2001, according to its annual report on Form 10-K for the year ended December 31, 2000. The Purchasers and their affiliates currently beneficially own an aggregate of 1,288 Units, or approximately 7.67% of the outstanding Units. The 2,500 Units subject to the Offer constitute approximately 14.9% of the outstanding Units. Accordingly, if all of the Units sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 3,788 Units or approximately 22.6% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $262,500 in aggregate purchase price, which the Purchasers will fund out of their current working capital.

The address of the Issuer's principal executive offices is 264 Route 537 East, Colts Neck, NJ 07722.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated October 30, 2001

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unit holders dated October 30, 2001

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.


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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 30, 2001

MACKENZIE PATTERSON , INC.

By:      /s/ Christine Simpson
         ---------------------------------
         Christine Simpson, Vice President

MP VALUE FUND 7, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

MP DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

         By:      /s/ Christine Simpson
                  ---------------------------------
                  Christine Simpson, Vice President




















                                       3

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                                  EXHIBIT INDEX


Exhibit           Description                                             Page

(a)(1)   Offer to Purchase dated October 30, 2001

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unit holders dated October 30, 2001

(a)(4)   Advertisement